# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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# FORM 8-K

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## CURRENT REPORT PURSUANT
## TO SECTION 13 OR 15(d) OF THE
## SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): October 19, 2007**

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# McDONALD'S CORPORATION
**(Exact Name of Registrant as Specified in Its Charter)**

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| | | |
|---|---|---|
| **Delaware** | **1-5231** | **36-2361282** |
| **(State or Other Jurisdiction** | **(Commission File Number)** | **(IRS Employer** |
| **of Incorporation)** | | **Identification No.)** |

**One McDonald's Plaza**
**Oak Brook, Illinois**
**(Address of Principal Executive Offices)**

**60523**
**(Zip Code)**

**(630) 623-3000**
**(Registrant's Telephone Number, Including Area Code)**

**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02.  Results of Operations and Financial Condition.**

On October 19, 2007, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2007. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2007.

**Item 9.01. Financial Statements and Exhibits.**

(d) *Exhibits.*

99.1  Investor Release of McDonald's Corporation issued October 19, 2007:
McDonald's Ongoing Business Momentum Drives Third Quarter Results

99.2  McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2007

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: October 19, 2007
By: /s/ Peter J. Bensen

Peter J. Bensen
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued October 19, 2007:
McDonald's Ongoing Business Momentum Drives Third Quarter Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2007

Exhibit 99.1



**FOR IMMEDIATE RELEASE**
10/19/07

**FOR MORE INFORMATION CONTACT:**
*Investors:*  Mary Kay Shaw, 630-623-7559
*Media:*     Heidi Barker, 630-623-3791

## McDONALD'S ONGOING BUSINESS MOMENTUM DRIVES THIRD QUARTER RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the third quarter fueled by comparable sales growth. Quarterly highlights included:

- Global comparable sales increased 6.9%

- Growth in consolidated Company-operated and franchised restaurant margins for the seventh consecutive quarter

- Consolidated operating income increased 18% (13% in constant currencies)

- Earnings per share increased 31% to $0.89. This includes $0.83 per share from continuing operations (a 22% increase compared with the prior year) and an after-tax gain in discontinued operations of $0.06 per share from the sale of Boston Market

- The Company repurchased $927 million of its stock

Chief Executive Officer Jim Skinner commented, "Our strategic focus on building the McDonald's business by "being better not just bigger" and our global Plan to Win have combined to create enduring business momentum. By offering menu innovations and everyday conveniences that address the needs of our on-the-go customers, we are keeping our brand relevant and in demand. Third quarter marks the seventh consecutive quarter that we've posted positive comparable sales across all segments and demonstrates that our strategy is yielding results."

McDonald's U.S. performance continues to be fueled by initiatives that provide value to the consumer. For the quarter, McDonald's U.S. generated strong operating income growth despite industry-wide commodity and labor headwinds.

Europe's focus on delivering an improved customer experience along with unique marketing and locally appealing menu options drove robust sales and profitability for the third quarter.

Asia/Pacific, Middle East and Africa posted an 11.4% comparable sales increase for the third quarter – the segment's highest quarterly performance in 10 years. Our ongoing commitment to everyday affordability, convenience and locally relevant menu choice contributed to the segment's strong top-line and bottom-line results.

Jim Skinner continued, "We are leveraging our current momentum with disciplined practices that enhance long-term shareholder value while maintaining our financial strength and flexibility. During the quarter, we increased our cash return to shareholders target to $15 billion to $17 billion in 2007 through 2009 and raised our annual dividend by 50% to $1.50 per share. These commitments reflect confidence in our business outlook and in the strength and reliability of our future cash flows.

"The McDonald's business is strong. We are aligned as one System, behind one plan and focused on elevating our performance to even higher levels."

## KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

| Quarters ended September 30, | 2007* | 2006** | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| Revenues | $ 5,900.9 | $ 5,503.2 | 7 | 3 |
| Operating income | 1,524.8 | 1,288.3 | 18 | 13 |
| Income from continuing operations | 1,003.7 | 841.7 | 19 | 14 |
| Income from discontinued operations | 67.5 | 1.6 | n/m | n/m |
| Net income | 1,071.2 | 843.3 | 27 | 22 |
| Earnings per share from continuing operations-diluted | 0.83 | 0.68 | 22 | 18 |
| Earnings per share from discontinued operations-diluted | 0.06 | — | n/m | n/m |
| Earnings per share-diluted | 0.89 | 0.68 | 31 | 25 |

| Nine months ended September 30, | 2007* | 2006** | % Inc / (Dec) | % Inc / (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| Revenues | $17,033.0 | $15,449.9 | 10 | 6 |
| Operating income | 2,524.4 | 3,325.1 | (24) | (29) |
| Income from continuing operations | 1,061.8 | 2,114.4 | (50) | (54) |
| Income from discontinued operations | 60.1 | 188.3 | n/m | n/m |
| Net income | 1,121.9 | 2,302.7 | (51) | (55) |
| Earnings per share from continuing operations-diluted | 0.87 | 1.68 | (48) | (52) |
| Earnings per share from discontinued operations-diluted | 0.05 | 0.15 | n/m | n/m |
| Earnings per share-diluted | 0.92 | 1.83 | (50) | (54) |

n/m Not meaningful

\*    In August 2007, the Company sold its investment in Boston Market and as a result, Boston Market's results of operations and transaction gain have been reflected in discontinued operations for all periods presented.

In third quarter 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam". The results for the third quarter 2007 included impairment and other charges of $52.7 million ($3.3 million after tax) associated with the Latam transaction. The results for the nine months 2007 included impairment and other charges of $1,666.6 million ($1,604.4 million after tax or $1.32 per share), primarily associated with the Latam transaction.

\*\*   In 2006, the Company disposed of its entire investment in Chipotle Mexican Grill (Chipotle) via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result, Chipotle's results of operations and transaction gains are reflected as discontinued operations.

The third quarter 2006 results included $0.01 per share of expense primarily related to impairment charges in Asia/Pacific, Middle East and Africa. In addition to the third quarter items, results for the nine months 2006 also included $0.07 per share of operating expenses primarily related to strategic actions taken to enhance overall profitability and improve returns, as well as $0.01 per share of net incremental expense primarily related to a tax law change in Canada.

**THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE**

Comparable sales represent sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed temporarily include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

**RELATED COMMUNICATIONS**

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on October 19, 2007. A link to the live webcast will be available at www.investor.mcdonalds.com. We will also have an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2007.

The Company plans to release October 2007 sales information on November 8, 2007.

McDonald's will webcast the investor meeting it plans to host on November 13, 2007. Please access www.investor.mcdonalds.com for more information on presentation times and links to the live webcast. We will also have an archived webcast and podcast available for a limited time.

**FORWARD-LOOKING STATEMENTS**

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

# McDONALD'S CORPORATION
## CONDENSED CONSOLIDATED STATEMENT OF INCOME

**Dollars and shares in millions, except per share data**      **Inc /(Dec)**

| Quarters ended September 30, | 2007 | 2006 | $ | % |
|---|---|---|---|---|
| **Revenues** | | | | |
| Sales by Company-operated restaurants | $4,276.2 | $4,057.7 | 218.5 | 5 |
| Revenues from franchised and affiliated restaurants | 1,624.7 | 1,445.5 | 179.2 | 12 |
| TOTAL REVENUES | 5,900.9 | 5,503.2 | 397.7 | 7 |
| **Operating costs and expenses** | | | | |
| Company-operated restaurant expenses | 3,492.3 | 3,356.2 | 136.1 | 4 |
| Franchised restaurants–occupancy expenses | 287.4 | 271.8 | 15.6 | 6 |
| Selling, general & administrative expenses | 569.4 | 555.1 | 14.3 | 3 |
| Impairment and other charges, net | 52.7 | 17.3 | 35.4 | n/m |
| Other operating (income) expense, net | (25.7) | 14.5 | (40.2) | n/m |
| Total operating costs and expenses | 4,376.1 | 4,214.9 | 161.2 | 4 |
| OPERATING INCOME | 1,524.8 | 1,288.3 | 236.5 | 18 |
| Interest expense | 97.9 | 102.9 | (5.0) | (5) |
| Nonoperating income, net | (26.7) | (31.6) | (4.9) | (16) |
| Income from continuing operations before provision for income taxes | 1,453.6 | 1,217.0 | 236.6 | 19 |
| Provision for income taxes | 449.9 | 375.3 | 74.6 | 20 |
| Income from continuing operations | 1,003.7 | 841.7 | 162.0 | 19 |
| Income from discontinued operations (net of taxes of $39.5 and $9.8) | 67.5 | 1.6 | 65.9 | n/m |
| NET INCOME | $1,071.2 | $ 843.3 | 227.9 | 27 |
| **Earnings per share-diluted** | | | | |
| Continuing operations | $ 0.83 | $ 0.68 | 0.15 | 22 |
| Discontinued operations | $ 0.06 | — | 0.06 | n/m |
| EARNINGS PER SHARE-DILUTED | $ 0.89 | $ 0.68 | 0.21 | 31 |
| Weighted average shares outstanding-diluted | 1,207.1 | 1,245.7 | (38.6) | (3) |

n/m Not meaningful

# # #

## McDONALD'S CORPORATION
## CONDENSED CONSOLIDATED STATEMENT OF INCOME

| Dollars and shares in millions, except per share data | | | Inc /(Dec) | |
| --- | --- | --- | --- | --- |
| **Nine months ended September 30,** | **2007** | **2006** | **$** | **%** |
| Revenues | | | | |
| Sales by Company-operated restaurants | $12,507.8 | $11,393.4 | 1,114.4 | 10 |
| Revenues from franchised and affiliated restaurants | 4,525.2 | 4,056.5 | 468.7 | 12 |
| TOTAL REVENUES | 17,033.0 | 15,449.9 | 1,583.1 | 10 |
| Operating costs and expenses | | | | |
| Company-operated restaurant expenses | 10,343.8 | 9,559.1 | 784.7 | 8 |
| Franchised restaurants–occupancy expenses | 844.6 | 783.0 | 61.6 | 8 |
| Selling, general & administrative expenses | 1,706.5 | 1,641.1 | 65.4 | 4 |
| Impairment and other charges, net | 1,666.6 | 125.5 | 1,541.1 | n/m |
| Other operating (income) expense, net | (52.9) | 16.1 | (69.0) | n/m |
| Total operating costs and expenses | 14,508.6 | 12,124.8 | 2,383.8 | 20 |
| OPERATING INCOME | 2,524.4 | 3,325.1 | (800.7) | (24) |
| Interest expense | 296.9 | 302.9 | (6.0) | (2) |
| Nonoperating income, net | (60.3) | (92.0) | (31.7) | (34) |
| Income from continuing operations before provision for income taxes | 2,287.8 | 3,114.2 | (826.4) | (27) |
| Provision for income taxes | 1,226.0 | 999.8 | 226.2 | 23 |
| Income from continuing operations | 1,061.8 | 2,114.4 | (1,052.6) | (50) |
| Income from discontinued operations (net of taxes of $34.5 and $93.7) | 60.1 | 188.3 | (128.2) | n/m |
| NET INCOME | $ 1,121.9 | $ 2,302.7 | (1,180.8) | (51) |
| Earnings per share-diluted | | | | |
| Continuing operations | $ 0.87 | $ 1.68 | (0.81) | (48) |
| Discontinued operations | 0.05 | 0.15 | (0.10) | n/m |
| EARNINGS PER SHARE-DILUTED | $ 0.92 | $ 1.83 | (0.91) | (50) |
| Weighted average shares outstanding-diluted | 1,216.3 | 1,255.0 | (38.7) | (3) |

n/m Not meaningful

# # #

5

**Exhibit 99.2**

**McDonald's Corporation**
**Supplemental Information**
**Quarter and Nine Months Ended September 30, 2007**

# SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the third quarter and nine months ended September 30, 2007. This exhibit should be read in conjunction with Exhibit 99.1.

## Key Highlights—Consolidated

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

| Quarters ended September 30, | 2007 | 2006 | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| Revenues | $ 5,900.9 | $ 5,503.2 | 7 | 3 |
| Operating income | 1,524.8 | 1,288.3 | 18 | 13 |
| Income from continuing operations | 1,003.7 | 841.7 | 19 | 14 |
| Income from discontinued operations | 67.5 | 1.6 | n/m | n/m |
| Net income | 1,071.2 | 843.3 | 27 | 22 |
| Earnings per share from continuing operations-diluted | 0.83 | 0.68 | 22 | 18 |
| Earnings per share from discontinued operations-diluted | 0.06 | — | n/m | n/m |
| Earnings per share-diluted | 0.89 | 0.68 | 31 | 25 |

| Nine months ended September 30, | 2007 | 2006 | % Inc / (Dec) | % Inc / (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| Revenues | $17,033.0 | $15,449.9 | 10 | 6 |
| Operating income | 2,524.4 | 3,325.1 | (24) | (29) |
| Income from continuing operations | 1,061.8 | 2,114.4 | (50) | (54) |
| Income from discontinued operations | 60.1 | 188.3 | n/m | n/m |
| Net income | 1,121.9 | 2,302.7 | (51) | (55) |
| Earnings per share from continuing operations-diluted | 0.87 | 1.68 | (48) | (52) |
| Earnings per share from discontinued operations-diluted | 0.05 | 0.15 | n/m | n/m |
| Earnings per share-diluted | 0.92 | 1.83 | (50) | (54) |

n/m Not meaningful

In addition to the reported results for the quarter and nine months shown above, consolidated results for these periods are presented below, excluding the impact of the Company's sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam". While the Company has previously converted certain other markets to a developmental license structure, management believes the Latam transaction and the associated charge are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted results better reflect the underlying business trends relevant to the periods presented.

The following tables present reconciliations of the key consolidated highlights for the quarter and nine months ended September 30, 2007 and 2006 to the highlights excluding the impact of the Latam transaction.

| Quarters ended September 30, | 2007 | Latam Transaction | 2007 Excluding Latam Transaction | 2006 | Adjusted % Inc | Adjusted Currency Translation Benefit | Adjusted % Inc Excluding Currency Translation |
|---|---|---|---|---|---|---|---|
| Revenues | $ 5,900.9 | | $ 5,900.9 | $ 5,503.2 | 7 | $ 252.8 | 3 |
| Operating income | 1,524.8 | $ (45.5)* | 1,570.3 | 1,288.3 | 22 | 63.4 | 17 |
| Income from continuing operations | 1,003.7 | 3.9 | 999.8 | 841.7 | 19 | 41.4 | 14 |
| Income from discontinued operations | 67.5 | | 67.5 | 1.6 | n/m | — | n/m |
| Net income | 1,071.2 | 3.9 | 1,067.3 | 843.3 | 27 | 41.4 | 22 |
| Earnings per share from continuing operations-diluted | 0.83 | — | 0.83 | 0.68 | 22 | 0.04** | 16 |
| Earnings per share from discontinued operations-diluted | 0.06 | | 0.06 | — | n/m | — | n/m |
| Earnings per share-diluted | 0.89 | 0.01 | 0.88 | 0.68 | 29 | 0.03 | 25 |

| Nine months ended September 30, | 2007 | Latam Transaction | 2007 Excluding Latam Transaction | 2006 | Adjusted % Inc | Adjusted Currency Translation Benefit | Adjusted % Inc Excluding Currency Translation |
|---|---|---|---|---|---|---|---|
| Revenues | $17,033.0 | | $17,033.0 | $15,449.9 | 10 | $ 654.2 | 6 |
| Operating income | 2,524.4 | $(1,639.9)*** | 4,164.3 | 3,325.1 | 25 | 147.2 | 21 |
| Income from continuing operations | 1,061.8 | (1,577.7) | 2,639.5 | 2,114.4 | 25 | 89.2 | 21 |
| Income from discontinued operations | 60.1 | | 60.1 | 188.3 | n/m | — | n/m |
| Net income | 1,121.9 | (1,577.7) | 2,699.6 | 2,302.7 | 17 | 89.2 | 13 |
| Earnings per share from continuing operations-diluted | 0.87 | (1.30) | 2.17 | 1.68 | 29 | 0.07 | 25 |
| Earnings per share from discontinued operations-diluted | 0.05 | | 0.05 | 0.15 | n/m | — | n/m |
| Earnings per share-diluted | 0.92 | (1.30) | 2.22 | 1.83 | 21 | 0.07 | 17 |

\* Included impairment and other charges of $52.7 million, partly offset by a benefit of $7.2 million due to eliminating depreciation on the assets in Latam in mid-April 2007.

\*\* The currency translation benefit on reported earnings per share from continuing operations-diluted, including the Latam transaction, was $0.03.

\*\*\* Included impairment and other charges of $1,664.6 million, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007.

**Net Income and Diluted Earnings per Share**

For the third quarter 2007, net income was $1,071.2 million and diluted earnings per share were $0.89. In August 2007, the Company sold its investment in Boston Market. As a result, Boston Market's results of operations and transaction gain are reflected as income from discontinued operations of $67.5 million or $0.06 per share. Income from continuing operations was $1,003.7 million or $0.83 per share. These results included a net benefit of $3.9 million related to the Company's sale of its business in Latam to a developmental licensee.

For the third quarter 2006, net income was $843.3 million and diluted earnings per share were $0.68, which included income from continuing operations of $841.7 million or $0.68 per share and $1.6 million of income from discontinued operations related to both Chipotle Mexican Grill (Chipotle) and Boston Market. The 2006 results also included $13.1 million after tax or $0.01 per share of impairment and other charges primarily in Asia/Pacific, Middle East and Africa (APMEA).

For the nine months 2007, net income was $1,121.9 million and diluted earnings per share were $0.92, which included income from continuing operations of $1,061.8 million or $0.87 per share and $60.1 million or $0.05 per share of income from discontinued operations related to Boston Market. The results for the nine months 2007 included $1,577.7 million or $1.30 per share of net expense related to the Latam transaction. This reflects an impairment charge of $1.32 per share, partly offset by a $0.02 per share benefit due to eliminating depreciation on the assets in Latam in mid-April 2007 in accordance with accounting rules. Excluding the impact of the Latam transaction, income from continuing operations was $2,639.5 million and diluted earnings per share from continuing operations were $2.17.

For the nine months 2006, net income was $2,302.7 million and diluted earnings per share were $1.83 per share. The 2006 results included income from continuing operations of $2,114.4 million or $1.68 per share and $188.3 million or $0.15 per share of income from discontinued operations related to both Chipotle and Boston Market. In addition to the impairment charges noted above for the third quarter 2006, results for the nine months 2006 also included $0.07 per share of impairment and other charges primarily related to strategic actions taken to enhance overall profitability and improve returns, as well as $0.01 per share of net incremental expense primarily related to a tax law change in Canada.

During the third quarter, the Company repurchased 18.1 million shares of its stock for $927.1 million, bringing the total repurchases for the first nine months of 2007 to 53.8 million shares or $2.6 billion.

**Conversion of Certain Markets to Developmental License**

In the third quarter 2007, the Company completed the sale of Latam to a developmental licensee organization led by Woods Staton, a valued member of the McDonald's System for more than 20 years. Under a developmental license, a local licensee owns the business, including the real estate, and uses his/her capital and local knowledge to build the McDonald's Brand and optimize sales and profitability over the long term. Under this arrangement, the Company collects a royalty, which varies by market, based on a percent of sales, but does not invest any capital.

Based on approval by the Company's Board of Directors on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with the requirements of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. As a result, the Company recorded an impairment charge of $1.6 billion in the second quarter of 2007, substantially all of which was noncash. In the third quarter, the Company recorded an additional $53 million of charges in connection with the transaction. The total charges for the nine months included $892 million for the difference between the net book value of the Latam business and approximately $680 million in cash proceeds received, subject to working capital adjustments. This loss in value was primarily due to a historically difficult economic environment coupled with volatility experienced in many of the markets included in this transaction. The charges also included historical foreign currency translation losses of $773 million recorded in shareholders' equity. The Company has recorded a tax benefit of $62 million in connection with this transaction. As a result of meeting the "held for sale" criteria, the Company ceased recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company has agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected as liabilities on McDonald's consolidated balance sheet.

The buyers of the Company's operations in Latam have entered into a 20-year master franchise agreement that requires the buyers, among other obligations, (i) to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements; (ii) to commit to adding approximately 150 new McDonald's restaurants over the first three years and pay an initial franchise fee for each new restaurant opened; and (iii) to commit to specified annual capital expenditures for existing restaurants.

Based on 2006 results for Latam, the annualized consolidated financial statement impact of this transaction is expected to consist of:

- A decrease in consolidated revenues of approximately $1.5 billion

- No significant impact on operating income as the franchising income, net of selling, general & administrative expenses, is expected to approximate the operating income previously earned

- An increase in franchised and Company-operated margin percentages

- A decrease in capital expenditure requirements

- An increase in the consolidated return on assets by an estimated 90 basis points

**Impact of Foreign Currency Translation**

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

| Quarters ended September 30, | 2007 | 2006 | Currency Translation Benefit / (Loss) 2007 |
|---|---|---|---|
| Revenues | $ 5,900.9 | $ 5,503.2 | $ 252.8 |
| Combined operating margins* | 2,121.2 | 1,875.2 | 81.1 |
| Selling, general & administrative expenses | 569.4 | 555.1 | (17.6) |
| Operating income** | 1,570.3 | 1,288.3 | 63.4 |
| Income from continuing operations** | 999.8 | 841.7 | 41.4 |
| Net income ** | 1,067.3 | 843.3 | 41.4 |
| Earnings per share from continuing operations – diluted** | 0.83 | 0.68 | 0.04 |
| Earnings per share – diluted** | 0.88 | 0.68 | 0.03 |

| Nine months ended September 30, | 2007 | 2006 | Currency Translation Benefit / (Loss) 2007 |
|---|---|---|---|
| Revenues | $17,033.0 | $15,449.9 | $ 654.2 |
| Combined operating margins* | 5,844.6 | 5,107.8 | 196.8 |
| Selling, general & administrative expenses | 1,706.5 | 1,641.1 | (47.6) |
| Operating income** | 4,164.3 | 3,325.1 | 147.2 |
| Income from continuing operations** | 2,639.5 | 2,114.4 | 89.2 |
| Net income** | 2,699.6 | 2,302.7 | 89.2 |
| Earnings per share from continuing operations – diluted** | 2.17 | 1.68 | 0.07 |
| Earnings per share – diluted** | 2.22 | 1.83 | 0.07 |

\*    Reflects both franchised and Company-operated margin dollars.

\*\*   2007 results exclude the impact of the Latam transaction in order to provide management's view of the underlying business performance.

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the quarter and nine months, primarily driven by the stronger Euro, British Pound and Australian Dollar.

## Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

| Quarters ended September 30, | 2007 | 2006 | % Inc / (Dec) | % Inc /(Dec) Excluding Currency Translation |
|---|---|---|---|---|
| *Company-operated sales* | | | | |
| U.S. | $1,199.7 | $1,124.4 | 7 | 7 |
| Europe | 1,818.4 | 1,580.5 | 15 | 7 |
| APMEA* | 834.7 | 708.2 | 18 | 12 |
| Latin America | 179.8 | 406.1 | (56) | (59) |
| Canada | 243.6 | 238.5 | 2 | (5) |
| Total | $4,276.2 | $4,057.7 | 5 | 1 |
| | | | | |
| *Franchised and affiliated revenues* | | | | |
| U.S. | $ 833.3 | $ 786.7 | 6 | 6 |
| Europe | 565.5 | 482.1 | 17 | 9 |
| APMEA* | 122.3 | 96.5 | 27 | 17 |
| Latin America | 39.4 | 25.6 | 54 | 47 |
| Canada | 64.2 | 54.6 | 18 | 10 |
| Total | $1,624.7 | $1,445.5 | 12 | 9 |
| | | | | |
| *Total revenues* | | | | |
| U.S. | $2,033.0 | $1,911.1 | 6 | 6 |
| Europe | 2,383.9 | 2,062.6 | 16 | 7 |
| APMEA* | 957.0 | 804.7 | 19 | 13 |
| Latin America | 219.2 | 431.7 | (49) | (53) |
| Canada | 307.8 | 293.1 | 5 | (2) |
| Total | $5,900.9 | $5,503.2 | 7 | 3 |

REVENUES
Dollars in millions

| Nine months ended September 30, | 2007 | 2006 | % Inc / (Dec) | % Inc /(Dec) Excluding Currency Translation |
|---|---|---|---|---|
| *Company-operated sales* | | | | |
| U.S. | $ 3,491.7 | $ 3,273.4 | 7 | 7 |
| Europe | 4,965.5 | 4,346.1 | 14 | 6 |
| APMEA* | 2,306.2 | 1,994.0 | 16 | 11 |
| Latin America | 1,077.8 | 1,117.2 | (4) | (7) |
| Canada | 666.6 | 662.7 | 1 | (2) |
|     Total | $12,507.8 | $11,393.4 | 10 | 5 |
| | | | | |
| *Franchised and affiliated revenues* | | | | |
| U.S. | $ 2,399.0 | $ 2,272.8 | 6 | 6 |
| Europe | 1,525.0 | 1,280.5 | 19 | 10 |
| APMEA* | 333.1 | 278.3 | 20 | 13 |
| Latin America | 101.5 | 76.2 | 33 | 29 |
| Canada | 166.6 | 148.7 | 12 | 9 |
|     Total | $ 4,525.2 | $ 4,056.5 | 12 | 8 |
| | | | | |
| *Total revenues* | | | | |
| U.S. | $ 5,890.7 | $ 5,546.2 | 6 | 6 |
| Europe | 6,490.5 | 5,626.6 | 15 | 7 |
| APMEA* | 2,639.3 | 2,272.3 | 16 | 12 |
| Latin America | 1,179.3 | 1,193.4 | (1) | (5) |
| Canada | 833.2 | 811.4 | 3 | — |
|     Total | $17,033.0 | $15,449.9 | 10 | 6 |

\*    APMEA represents Asia/Pacific, Middle East and Africa

- *Consolidated:* Revenues increased 7% (3% in constant currencies) for the quarter and 10% (6% in constant currencies) for the nine months, primarily due to positive comparable sales in all segments, partly offset by the Company's sale of its Latam business. Upon completion of the Latam sale in August 2007, the Company receives royalties based on a percent of sales in these markets. All royalties are recorded in franchised and affiliated revenues.

- *U.S.:* The increases in revenues for the quarter and nine months were primarily driven by our market-leading breakfast business, beverages, and the ongoing appeal of new products such as the Snack Wrap, as well as continued focus on everyday value and convenience.

- *Europe:* The constant currency increases in revenues for the quarter and nine months were primarily due to strong comparable sales in France and Russia (which is entirely Company-operated), as well as positive comparable sales throughout the segment. These increases were partly offset by a higher proportion of franchised and affiliated restaurants compared with 2006, primarily due to sales of Company-operated restaurants, in conjunction with our overall franchising strategy, specifically in the U.K.

- *APMEA:* The constant currency increases in revenues for the quarter and nine months were primarily driven by strong comparable sales in China and Australia, as well as positive comparable sales in substantially all other markets. In addition, expansion in China contributed to the increases.

- *Latin America*: Company-operated sales declined while franchised and affiliated revenues increased for the quarter and nine months as a result of the completion of the Latam transaction in third quarter 2007.

- *Canada:* Revenues for the quarter and nine months were negatively impacted by a higher proportion of franchised and affiliated restaurants compared with 2006, as a result of sales of Company-operated restaurants, in conjunction with our overall franchising strategy.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase | | | |
| | Quarters Ended September 30, | | Nine Months Ended September 30, | |
| | 2007 | 2006 | 2007 | 2006 |
|---|---|---|---|---|
| U.S. | 5.1 | 4.1 | 4.9 | 4.9 |
| Europe | 6.5 | 7.6 | 7.4 | 5.3 |
| APMEA | 11.4 | 6.1 | 10.3 | 5.8 |
| Latin America | 18.3 | 15.4 | 19.0 | 14.6 |
| Canada | 1.4 | 4.5 | 2.0 | 5.2 |
| McDonald's Restaurants | 6.9 | 5.8 | 6.9 | 5.5 |

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter and nine months. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Quarter Ended September 30, 2007 | | Nine Months Ended September 30, 2007 | |
| | % Inc | % Inc Excluding Currency Translation | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | 6 | 6 | 6 | 6 |
| Europe | 16 | 8 | 17 | 8 |
| APMEA | 18 | 14 | 15 | 13 |
| Latin America | 27 | 20 | 26 | 21 |
| Canada | 9 | 2 | 6 | 3 |
| Total Systemwide sales | 12 | 8 | 11 | 8 |

## FRANCHISED AND AFFILIATED SALES
Dollars in millions

| Quarters ended September 30, | 2007 | 2006 | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $ 6,166.6 | $ 5,829.2 | 6 | 6 |
| Europe | 3,238.6 | 2,781.1 | 16 | 8 |
| APMEA* | 1,954.8 | 1,647.1 | 19 | 15 |
| Latin America | 578.1 | 190.8 | n/m | n/m |
| Canada | 470.3 | 413.9 | 14 | 6 |
| Total franchised and affiliated sales** | $12,408.4 | $10,862.1 | 14 | 11 |

\* Included $874.7 million and $788.7 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan.

\*\* Included $1,546.9 million and $1,444.9 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

| Nine months ended September 30, | 2007 | 2006 | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $17,818.2 | $16,894.6 | 5 | 5 |
| Europe | 8,760.8 | 7,374.2 | 19 | 10 |
| APMEA* | 5,425.2 | 4,706.0 | 15 | 14 |
| Latin America | 1,001.0 | 533.7 | 88 | 81 |
| Canada | 1,220.2 | 1,124.4 | 9 | 5 |
| Total franchised and affiliated sales** | $34,225.4 | $30,632.9 | 12 | 9 |

\* Included $2,455.6 million and $2,244.5 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan.

\*\* Included $4,400.2 million and $4,020.5 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

8

**Operating Margins**
FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

| Quarters ended September 30, | Percent | | Amount | | % Inc / (Dec) | % Inc / (Dec) Excluding Currency Translation |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | | |
| *Franchised* | | | | | | |
| U.S. | 83.2 | 82.3 | $ 692.9 | $ 647.5 | 7 | 7 |
| Europe | 79.4 | 78.6 | 449.3 | 378.7 | 19 | 10 |
| APMEA | 88.4 | 89.1 | 108.1 | 86.0 | 26 | 17 |
| Latin America | 92.6 | 71.9 | 36.5 | 18.4 | 98 | 90 |
| Canada | 78.7 | 78.9 | 50.5 | 43.1 | 17 | 9 |
| Total | 82.3 | 81.2 | $1,337.3 | $1,173.7 | 14 | 10 |
| *Company-operated* | | | | | | |
| U.S. | 18.4 | 19.0 | $ 220.2 | $ 213.1 | 3 | 3 |
| Europe | 19.5 | 18.3 | 354.8 | 289.7 | 22 | 14 |
| APMEA | 15.8 | 13.9 | 132.2 | 98.1 | 35 | 28 |
| Latin America | 20.1 | 14.3 | 36.1 | 58.0 | (38) | (41) |
| Canada | 16.6 | 17.9 | 40.6 | 42.6 | (5) | (11) |
| Total | 18.3 | 17.3 | $ 783.9 | $ 701.5 | 12 | 7 |

| Nine months ended September 30, | Percent | | Amount | | % Inc / (Dec) | % Inc / (Dec) Excluding Currency Translation |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | | |
| *Franchised* | | | | | | |
| U.S. | 82.8 | 82.2 | $1,985.6 | $1,868.5 | 6 | 6 |
| Europe | 77.9 | 77.4 | 1,187.3 | 990.7 | 20 | 11 |
| APMEA | 88.0 | 87.7 | 293.2 | 244.2 | 20 | 14 |
| Latin America | 83.0 | 71.5 | 84.3 | 54.5 | 55 | 50 |
| Canada | 78.1 | 77.7 | 130.2 | 115.6 | 13 | 9 |
| Total | 81.3 | 80.7 | $3,680.6 | $3,273.5 | 12 | 9 |
| *Company-operated* | | | | | | |
| U.S. | 18.6 | 19.0 | $ 649.6 | $ 622.5 | 4 | 4 |
| Europe | 17.8 | 16.2 | 882.4 | 701.9 | 26 | 17 |
| APMEA | 15.0 | 12.8 | 346.8 | 254.3 | 36 | 30 |
| Latin America | 16.7 | 13.2 | 179.8 | 147.5 | 22 | 18 |
| Canada | 15.8 | 16.3 | 105.4 | 108.1 | (2) | (5) |
| Total | 17.3 | 16.1 | $2,164.0 | $1,834.3 | 18 | 13 |

- *Franchised:* Franchised margin dollars increased $163.6 million for the quarter or 14% (10% in constant currencies) and $407.1 million for the nine months or 12% (9% in constant currencies). The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

  - *U.S.:* Increases in the U.S. franchised margin percent for the quarter and nine months were primarily driven by positive comparable sales.

  - *Europe:* Europe's franchised margin percent for the quarter and nine months improved due to strong comparable sales, partly offset by the impact of sales of certain Company-operated restaurants to franchisees and affiliates, primarily in the U.K.

- *Latin America:* Latin America's franchised margin percent for the quarter and nine months increased significantly as a result of the sale of Latam in third quarter 2007. The Company receives royalties based on a percent of sales in these markets.
- *Company-operated:* Company-operated margin dollars increased $82.4 million or 12% (7% in constant currencies) for the quarter and $329.7 million or 18% (13% in constant currencies) for the nine months. The U.S. and Europe segments accounted for more than 70% of the Company-operated margin dollars in both periods.
  - *U.S.:* Positive comparable sales were offset by cost pressures including higher commodity and labor costs.
  - *Europe:* The Company-operated margin percent increased for the quarter and nine months primarily due to strong comparable sales, partly offset by higher labor costs.
  - *APMEA:* The Company-operated margin percent for the quarter and nine months increased due to strong comparable sales, partly offset by higher labor costs.
  - *Latin America:* The Company-operated margin for the quarter and nine months 2007 reflected operations through the date of sale of Latam and the benefit due to the discontinuation of depreciation on the assets in Latam beginning in mid-April 2007.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

| | Quarters Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Food & paper | 32.9 | 33.1 | 33.1 | 33.2 |
| Payroll & employee benefits | 25.7 | 25.4 | 25.9 | 26.0 |
| Occupancy & other operating expenses | 23.1 | 24.2 | 23.7 | 24.7 |
| Total expenses | 81.7 | 82.7 | 82.7 | 83.9 |
| Company-operated margins | 18.3 | 17.3 | 17.3 | 16.1 |

**Selling, General & Administrative Expenses**

- Selling, general & administrative expenses increased 3% (decreased 1% in constant currencies) for the quarter and increased 4% (1% in constant currencies) for the nine months. Both periods of 2007 reflected higher employee-related costs and a positive impact due to the Latam transaction. Selling, general & administrative expenses as a percent of revenues decreased to 10.0% for the nine months 2007 compared with 10.6% for 2006 and as a percent of Systemwide sales decreased to 3.7% for 2007 compared with 3.9% for 2006.

**Impairment and Other Charges, Net**

- In the third quarter and nine months 2007, the Company recorded $52.7 million and $1.7 billion, respectively, primarily related to the Company's sale of its Latam business to a developmental licensee organization.
- In the third quarter 2006, the Company recorded $17.3 million of expense primarily related to the following items: an additional loss on the transfer of the Company's ownership interest in Thailand to a developmental licensee ($7.1 million) and a goodwill impairment charge in South Korea ($6.7 million).
- For the nine months 2006, the Company recorded $125.5 million of expense primarily related to the following items: the closing of 25 restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($41.8 million); losses incurred on the transfers of the Company's ownership interest in certain markets to developmental licensees ($30.2 million); costs to buy out certain litigating franchisees in Brazil ($29.3 million); asset write-offs and other charges in APMEA ($17.5 million); and a goodwill impairment charge in South Korea ($6.7 million).

## Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

| | Quarters Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Gains on sales of restaurant businesses | $(18.9) | $ (8.9) | $ (54.2) | $ (23.8) |
| Equity in earnings of unconsolidated affiliates | (43.2) | (30.9) | (90.2) | (59.2) |
| Asset dispositions and other expense | 36.4 | 54.3 | 91.5 | 99.1 |
| Total | $(25.7) | $ 14.5 | $ (52.9) | $ 16.1 |

- Gains on sales of restaurant businesses increased as a result of our franchising strategy in the Company's major consolidated markets.

- Equity in earnings of unconsolidated affiliates increased primarily due to improved results from our Japanese affiliate.

## Operating Income

OPERATING INCOME EXCLUDING THE IMPACT OF THE LATAM TRANSACTION*
Dollars in millions

| Quarters ended September 30, | 2007 | 2006 | % Inc / (Dec) | % Inc / (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $ 750.5 | $ 688.3 | 9 | 9 |
| Europe | 627.4 | 505.0 | 24 | 15 |
| APMEA | 182.4 | 112.3 | 62 | 52 |
| Latin America * | 47.2 | 22.0 | n/m | n/m |
| Canada | 71.9 | 63.8 | 13 | 5 |
| Corporate & Other | (109.1) | (103.1) | (6) | (6) |
| Total * | $1,570.3 | $1,288.3 | 22 | 17 |

| Nine Months ended September 30, | 2007 | 2006 | % Inc | % Inc Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $2,154.0 | $2,007.9 | 7 | 7 |
| Europe | 1,542.2 | 1,184.4 | 30 | 21 |
| APMEA | 471.1 | 273.1 | 73 | 64 |
| Latin America * | 131.5 | 25.4 | n/m | n/m |
| Canada | 178.9 | 153.4 | 17 | 13 |
| Corporate & Other | (313.4) | (319.1) | 2 | 2 |
| Total * | $4,164.3 | $3,325.1 | 25 | 21 |

n/m Not meaningful

* Results for 2007 exclude the impact of the Latam transaction of $45.5 million and $1,639.9 million for the quarter and nine months respectively, in order to provide management's view of the underlying business performance.

- *U.S.:* Results increased for the quarter and nine months primarily due to higher combined operating margin dollars.

- *Europe:* Operating results for the quarter and nine months 2007 reflected strong performance in France and Russia, as well as positive results in most other markets. Results for the nine months 2006 included impairment and other charges totaling $49.3 million.

- *APMEA:* Operating results for the quarter and nine months 2007 were driven by improved results in China, Japan, Australia and most other markets. Results for the quarter and nine months 2006 included impairment and other charges totaling $15.2 million and $46.0 million, respectively.

**Interest Expense**

- Interest expense for the quarter and nine months decreased primarily due to lower average debt levels, partly offset by higher average interest rates and stronger foreign currencies.

**Nonoperating Income, Net**

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

|  | Quarters Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
|  | 2007 | 2006 | 2007 | 2006 |
| Interest income | $(32.0) | $(39.8) | $(82.9) | $(109.2) |
| Translation (gain) / loss | (1.6) | 1.9 | 1.9 | (1.5) |
| Other expense | 6.9 | 6.3 | 20.7 | 18.7 |
| Total | $(26.7) | $(31.6) | $(60.3) | $ (92.0) |

- Interest income decreased for both periods primarily due to lower cash levels.

**Income Taxes**

The following tables present the provision for income taxes, the effective income tax rates and the impact of the Latam transaction for the quarter and nine months ended September 30, 2007 and 2006.

|  | 2007 | | | |
|---|---|---|---|---|
| Quarters ended September 30, | Reported Amount | Latam Transaction | Excluding Latam Transaction | 2006 |
| Income (loss) from continuing operations before provision for income taxes | $1,453.6 | $ (45.5) | $ 1,499.1 | $1,217.0 |
| Provision (benefit) for income taxes | 449.9 | (49.4) | 499.3 | 375.3 |
| Income from continuing operations | $1,003.7 | $ 3.9 | $ 999.8 | $ 841.7 |
| Effective income tax rate | 31.0% | n/m | 33.3% | 30.8% |

|  | 2007 | | | |
|---|---|---|---|---|
| Nine months ended September 30, | Reported Amount | Latam Transaction | Excluding Latam Transaction | 2006 |
| Income (loss) from continuing operations before provision for income taxes | $2,287.8 | $(1,639.9) | $ 3,927.7 | $3,114.2 |
| Provision (benefit) for income taxes | 1,226.0 | (62.2) | 1,288.2 | 999.8 |
| Income (loss) from continuing operations | $1,061.8 | $(1,577.7) | $ 2,639.5 | $2,114.4 |
| Effective income tax rate | n/m | n/m | 32.8% | 32.1% |

n/m Not meaningful

- The third quarter tax benefit for the Latam transaction was primarily due to the ability to realize additional losses as a result of the capital gain from the sale of Boston Market.

- The nine months tax benefit for the Latam transaction was minimal due to our inability to utilize most of the capital losses generated by this transaction.

**Discontinued Operations**

•    In August 2007, the Company sold its investment in Boston Market and as a result, Boston Market's results of operations and transaction gain have been reflected in discontinued operations. In connection with the sale, the Company received net proceeds of approximately $250 million and recorded a gain of $68.6 million after tax. In addition, Boston Market's net loss for the third quarter 2007 and 2006 was $1.1 million and $1.6 million, respectively. Boston Market's net loss for the nine months 2007 and 2006 was $8.5 million and $2.6 million, respectively.

•    During 2006, the Company disposed of its entire investment in Chipotle via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result, Chipotle's results of operations and transaction gains are reflected in discontinued operations.

     In first quarter 2006, Chipotle completed an IPO of 6.1 million shares resulting in a tax-free gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling shares in the public offering. Concurrent with the IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $13.6 million after tax. In second quarter 2006, McDonald's sold an additional 4.5 million Chipotle shares, resulting in net proceeds to the Company of $267.4 million and a gain of $127.8 million after tax, while still retaining majority ownership. In addition, Chipotle's net income for the third quarter and nine months 2006 was $3.2 million and $17.5 million, respectively.

**Accounting Changes**

•    In June 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force Issue 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* (EITF 06-2). Under EITF 06-2, compensation costs associated with a sabbatical should be accrued over the requisite service period, assuming certain conditions are met. Previously, the Company expensed sabbatical costs as incurred. The Company adopted EITF 06-2 effective January 1, 2007, as required and accordingly, we recorded a $36.1 million cumulative adjustment, net of tax, to decrease beginning retained earnings in the first quarter 2007. We expect the annual impact to earnings to be insignificant.

•    In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007, as required and accordingly, we recorded a $20.1 million cumulative adjustment to increase beginning retained earnings in the first quarter 2007.

**Outlook**

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add slightly more than 1 percentage point to 2007 Systemwide sales growth (in constant currencies), most of which will be due to McDonald's restaurants added during 2006. In 2007, the Company expects to open about 800 McDonald's restaurants (700 traditional and 100 satellites). We expect net additions of about 300 (450 net traditional additions and 150 net satellite closings).

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 2 cents.

- The primary food commodities purchased by McDonald's business are beef and chicken. In 2007, U.S. beef costs are expected to be relatively flat, while we expect U.S. chicken costs to rise 4% to 5%. In Europe, we expect our costs for beef and chicken to be relatively flat in 2007.

- The Company expects full-year 2007 selling, general & administrative expenses to decline as a percent of revenues and Systemwide sales compared with 2006.

- A significant part of the Company's operating income is generated outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2006, the Company's annual earnings per share would change by about 7 cents to 8 cents.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2007 to increase slightly compared with 2006, while it expects interest income to decrease about 20% to 30% due to lower cash balances.

- The Company expects capital expenditures for 2007 to be approximately $1.9 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to build new restaurants.

- In 2007 through 2009, the Company expects to return $15 billion to $17 billion to shareholders through a combination of share repurchases and dividends, subject to business and market conditions.

- To improve local relevance, profitability and returns, the Company continually evaluates ownership structures in our markets. Beyond the Latam transaction, the Company will continue to pursue the sale of certain existing markets to developmental licensees over the next several years. We may not recover our entire net investment in each of these markets and may therefore record impairment charges in future periods as we adjust our ownership mix. The timing and amount of any charges will depend on the circumstances of each transaction.

**Restaurant Information**

SYSTEMWIDE RESTAURANTS

| At September 30, | 2007 | 2006 | Inc /(Dec) |
|---|---|---|---|
| U.S.* | 13,804 | 13,728 | 76 |
| Europe | | | |
| Germany* | 1,288 | 1,273 | 15 |
| United Kingdom | 1,206 | 1,226 | (20) |
| France | 1,092 | 1,069 | 23 |
| Spain | 373 | 365 | 8 |
| Italy | 352 | 338 | 14 |
| Other | 2,127 | 2,095 | 32 |
| Total Europe | 6,438 | 6,366 | 72 |
| APMEA | | | |
| Japan* | 3,813 | 3,814 | (1) |
| China | 830 | 767 | 63 |
| Australia | 756 | 738 | 18 |
| Taiwan | 349 | 349 | — |
| Other | 2,173 | 2,102 | 71 |
| Total APMEA | 7,921 | 7,770 | 151 |
| Latin America | | | |
| Brazil | 544 | 544 | — |
| Mexico | 357 | 338 | 19 |
| Other | 773 | 759 | 14 |
| Total Latin America | 1,674 | 1,641 | 33 |
| Canada* | 1,402 | 1,388 | 14 |
| Systemwide restaurants | 31,239 | 30,893 | 346 |
| Countries | 118 | 118 | — |

\* At September 30, 2007 reflected the following satellites: U.S. 1,237; Germany 142; Japan 1,541; Canada 422. At September 30, 2006: U.S. 1,252; Germany 127; Japan 1,648; Canada 410.

## SYSTEMWIDE RESTAURANTS BY TYPE

| At September 30, | 2007 | 2006 | Inc /(Dec) |
|---|---:|---:|---:|
| **U.S.** | | | |
| Operated by franchisees | 11,080 | 10,969 | 111 |
| Operated by the Company | 2,123 | 2,099 | 24 |
| Operated by affiliates | 601 | 660 | (59) |
| | 13,804 | 13,728 | 76 |
| **Europe** | | | |
| Operated by franchisees | 3,813 | 3,712 | 101 |
| Operated by the Company | 2,251 | 2,261 | (10) |
| Operated by affiliates | 374 | 393 | (19) |
| | 6,438 | 6,366 | 72 |
| **APMEA** | | | |
| Operated by franchisees | 2,744 | 2,499 | 245 |
| Operated by the Company | 2,173 | 2,251 | (78) |
| Operated by affiliates | 3,004 | 3,020 | (16) |
| | 7,921 | 7,770 | 151 |
| **Latin America** | | | |
| Operated by franchisees | 1,674 | 479 | 1,195 |
| Operated by the Company | — | 1,134 | (1,134) |
| Operated by affiliates | — | 28 | (28) |
| | 1,674 | 1,641 | 33 |
| **Canada** | | | |
| Operated by franchisees | 893 | 810 | 83 |
| Operated by the Company | 457 | 498 | (41) |
| Operated by affiliates | 52 | 80 | (28) |
| | 1,402 | 1,388 | 14 |
| **Systemwide** | | | |
| Operated by franchisees | 20,204 | 18,469 | 1,735 |
| Operated by the Company | 7,004 | 8,243 | (1,239) |
| Operated by affiliates | 4,031 | 4,181 | (150) |
| | 31,239 | 30,893 | 346 |

**Risk Factors and Cautionary Statement Regarding Forward-Looking Statements**

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan to continue reducing the number of Company-operated restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

**Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.**

*We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:*

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive consumer perceptions or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us, as well as our success in addressing these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues involving other companies;

- The success of our plans to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as boycotts, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets, particularly in APMEA;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our ability to maintain alignment with our franchisees on capital-intensive and other operating initiatives;

- The risks to our Brand if a franchisee or licensee defaults in its obligations, particularly requirements to pay royalties, make investments and open new restaurants, or projects a brand image inconsistent with our values, which risks are more significant if an agreement places multiple markets or a large number of restaurants under the control of a single franchisee or licensee as is the case in Latin America;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

**Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.**

*Our plans call for further reductions in Company-operated restaurants by franchising them or entering into developmental license agreements. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:*

- Our ability to identify prospective franchisees and licensees with the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants and how quickly we can reach agreement with our counterparties, which we expect will vary by market and could also vary significantly from period to period;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with developmental license agreements, such as the indemnification obligations we may incur as a result of the Latin America transaction;

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

**Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.**

*Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:*

- Our ability to manage recent upward pressure on commodity prices, as well as fluctuations in interest and foreign exchange rates and the effects of local governmental initiatives to manage through national economic conditions such as consumer spending and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or other parties, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- Whether the improvements in operating results in markets such as the U.K. and Japan will be sustained and whether we can develop effective initiatives in other markets that may be experiencing challenges;

- The challenges and uncertainties associated with operating in developing and high growth markets, such as Russia, India and China, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The success of our strategy in China, where we are planning significant growth, including our ability to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in significant impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix as described above.

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**Increasing regulatory complexity will continue to affect our operations and results in material ways.**

*Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:*

- Our ability to manage the cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content or product labeling;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and laws and among practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment matters and landlord / tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The costs and other effects of compliance with U.S. federal and state initiatives regarding immigration reform;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to government investigations, whether or not they have merit or are undertaken to achieve political impact;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with consumer fraud and the loss of consumer confidence that may result from alleged security breaches involving our point of sale and other systems; and

- The impact of changes in accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS in connection with our tax audits, all of which will depend on their timing, nature and scope.

**The trading volatility and price of our common stock may be affected by many factors.**

*Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are:*

- General market conditions and governmental actions or reports about economic activity that may have a market-moving impact, regardless of whether the action or activity directly relates to our business;

- Actions or reports by U.S. authorities, which are of special import because the United States is our largest segment and our principal trading market;

- Trading activity in our common stock (whether in the cash or derivative markets), which can reflect not only investor expectations about our business, but also significant purchases by shareholders who may seek to affect our business strategies, or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average; and

- The impact of our stock repurchase program, dividend rate and, particularly, changes in our debt levels, which can result in adjustments to our credit ratings, which in turn could affect our interest expense, our ability to obtain funding on favorable terms, including to refinance existing debt, and our flexibility, especially if lenders impose new operating or financial covenants.

**Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.**

*Severe weather conditions (such as hurricanes), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.*